OFFER TO PURCHASE AND PROXY STATEMENT AND INFORMATION STATEMENT

                                      [LOGO]

                          NEW ENGLAND ELECTRIC SYSTEM
                           OFFER TO PURCHASE FOR CASH
  ANY AND ALL OUTSTANDING SHARES OF THE FOLLOWING SERIES OF PREFERRED STOCK OF

                           NEW ENGLAND POWER COMPANY

  100,000 SHARES, DIVIDEND SERIES PREFERRED STOCK, 4.56% SERIES AT A PURCHASE
              PRICE OF $90.30 PER SHARE  CUSIP NUMBER 644188 10 4
   80,140 SHARES, DIVIDEND SERIES PREFERRED STOCK, 4.60% SERIES AT A PURCHASE
              PRICE OF $91.09 PER SHARE  CUSIP NUMBER 644188 20 3
   41,500 SHARES, DIVIDEND SERIES PREFERRED STOCK, 4.64% SERIES AT A PURCHASE
              PRICE OF $91.88 PER SHARE  CUSIP NUMBER 644188 70 8
  100,000 SHARES, DIVIDEND SERIES PREFERRED STOCK, 6.08% SERIES AT A PURCHASE
              PRICE OF $103.34 PER SHARE  CUSIP NUMBER 644188 40 1
75,020 SHARES, 6% CUMULATIVE PREFERRED STOCK AT A PURCHASE PRICE OF $116.50 PER
                        SHARE  CUSIP NUMBER 644188 30 2
                            ------------------------

                           NEW ENGLAND POWER COMPANY
                   PROXY STATEMENT AND INFORMATION STATEMENT
              25 RESEARCH DRIVE, WESTBOROUGH, MASSACHUSETTS 01582

                        SPECIAL MEETING OF STOCKHOLDERS
                               DECEMBER 12, 1997

--------------------------------------------------------------------------------
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON FRIDAY, DECEMBER 12, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

    New England Electric System, a Massachusetts voluntary association (NEES), invites the holders of shares of each series of Dividend Series Preferred Stock (Dividend Series Preferred) listed above and the 6% Cumulative Preferred Stock (the 6% Cumulative Preferred) (each such series or class a Series of Preferred or a Series, and each holder thereof a Preferred Shareholder) of New England Power Company, a Massachusetts corporation and direct utility subsidiary of NEES (the Power Company or the Company), to tender any and all of their shares of a Series of Preferred (the Shares) for purchase at the purchase price per Share listed above, plus dividends, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Proxy Statement and Information Statement (the Booklet) and in the accompanying Letter of Transmittal for the 6% Cumulative Preferred and Letter of Transmittal and Proxy for the Dividend Series Preferred (collectively, the Letter of Transmittal and Proxy) (which together constitute the Offer). NEES will purchase all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. See Terms of the Offer -- Certain Conditions of the Offer and Terms of the Offer -- Extension of Tender Period; Termination; Amendments.

    THE OFFER FOR EACH SERIES OF DIVIDEND SERIES PREFERRED AND THE OFFER FOR THE 6% CUMULATIVE PREFERRED ARE NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES OF ANY SERIES BEING TENDERED AND EACH IS INDEPENDENT OF THE OFFER FOR ANY OTHER SERIES OF DIVIDEND SERIES PREFERRED OR THE 6% CUMULATIVE PREFERRED. THE OFFER, HOWEVER, IS CONDITIONED UPON, AMONG OTHER THINGS, THE APPROVAL AND ADOPTION OF THE PROPOSED AMENDMENT, AS DESCRIBED BELOW, AT THE SPECIAL MEETING OF SHAREHOLDERS. SEE TERMS OF THE OFFER -- CERTAIN CONDITIONS OF THE OFFER.

    Concurrently with the Offer, the Board of Directors of the Power Company is soliciting proxies from the Dividend Series Preferred Stockholders for use at the Special Meeting of Shareholders of the Power Company to be held at the Power Company's principal office, 25 Research Drive, Westborough, Massachusetts, on December 12, 1997 at 4:30 p.m., Eastern Standard Time, or any adjournment or postponement of such meeting (the Special Meeting). THE BOARD OF DIRECTORS IS NOT ASKING HOLDERS OF THE 6% CUMULATIVE PREFERRED FOR A PROXY, AND THEY ARE REQUESTED NOT TO SEND A PROXY. THEY MAY, HOWEVER, PARTICIPATE IN THE OFFER. The Special Meeting is being held to consider an amendment (the Proposed Amendment) to the Power Company's By-Laws and Articles of Organization (together, the Provisions) which would remove from the Provisions a limitation on the Power Company's ability to issue unsecured debt without the prior approval of the Preferred Shareholders. DIVIDEND SERIES PREFERRED SHAREHOLDERS WHO WISH TO TENDER THEIR SHARES MUST VOTE IN FAVOR OF THE PROPOSED AMENDMENT. THE OFFER IS FURTHER CONDITIONED UPON THE APPROVAL AND ADOPTION OF THE PROPOSED AMENDMENT AT THE SPECIAL MEETING. IF THE PROPOSED AMENDMENT IS APPROVED AND ADOPTED BY THE POWER COMPANY'S SHAREHOLDERS, THE POWER COMPANY WILL MAKE A SPECIAL CASH PAYMENT (AS DEFINED HEREIN) IN THE AMOUNT OF $1.00 PER SHARE TO EACH DIVIDEND SERIES PREFERRED SHAREHOLDER WHO VOTED IN FAVOR OF THE PROPOSED AMENDMENT BUT DID NOT TENDER SUCH SHARES PURSUANT TO THE OFFER. THOSE DIVIDEND SERIES PREFERRED SHAREHOLDERS WHO VALIDLY TENDER THEIR SHARES WILL BE ENTITLED ONLY TO THE PURCHASE PRICE PER SHARE LISTED ABOVE BUT NOT THE SPECIAL CASH PAYMENT.
                            ------------------------

    THE POWER COMPANY'S BOARD OF DIRECTORS RECOMMENDS VOTING FOR THE PROPOSED AMENDMENT.
                            ------------------------

    This Booklet is first being mailed to Preferred Shareholders on or about November 7, 1997.
                            ------------------------

    The Company will pay to a Soliciting Dealer (as defined herein) a solicitation fee for any Shares tendered, accepted for payment and paid for pursuant to the Offer and for each Share not tendered but voted in favor of the Proposed Amendment, subject to certain conditions. See Fees and Expenses Paid to Dealers.
                            ------------------------

    NEITHER NEES, THE POWER COMPANY, THEIR RESPECTIVE BOARDS OF DIRECTORS, ANY OF THEIR RESPECTIVE OFFICERS, NOR ANY OTHER PERSONS AUTHORIZED BY THEM MAKES ANY RECOMMENDATION TO ANY PREFERRED SHAREHOLDER AS TO WHETHER TO TENDER ANY OR ALL SHARES. EACH PREFERRED SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.
                            ------------------------

    Each Series of Preferred is traded in the over-the-counter market (the OTC) and is not listed on any national securities exchange. Through October 31, 1997, the last reported sale prices for the 4.56% Series, the 4.60% Series, the 4.64% Series, the 6.08% Series, and the 6.00% Series, were $70.15, $70.25, $70.25,
$92.12, and $89.00, respectively, as reported by the Nasdaq Stock Market, Inc. Preferred Shareholders are urged to obtain a current market quotation, if available, for their Shares.
                            ------------------------

    Questions or requests for assistance may be directed to Georgeson & Company Inc. (Georgeson or the Information Agent) or to Merrill Lynch & Co. (Merrill Lynch or the Dealer Manager) at their respective telephone numbers and addresses set forth on the back cover of this Booklet. Requests for additional copies of this Booklet, the Letter of Transmittal and Proxy, or other tender offer or proxy materials may be directed to the Information Agent, and such copies will be furnished promptly at the Power Company's expense. Preferred Shareholders may also contact their local broker, dealer, commercial bank, or trust company for assistance concerning the Offer.
                            ------------------------

                      The Dealer Manager for the Offer is:
                              MERRILL LYNCH & CO.

November 6, 1997

                                   IMPORTANT

     Any Preferred Shareholder desiring to accept the Offer and tender any or all Shares should, on or prior to the Expiration Date (as defined below), either
(i) request such Preferred Shareholders broker, dealer, commercial bank, trust company, or other nominee to effect the transaction for such Preferred Shareholders pursuant to the procedure for book-entry transfer set forth below under Terms of the Offer -- Procedure for Tendering Shares, or (ii) complete and sign the Letter of Transmittal and Proxy in accordance with the instructions in the Letter of Transmittal and Proxy, and mail or deliver it, the certificates for such Shares, and any other required documents to IBJ Schroder Bank & Trust Company (the Depositary). A Preferred Shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such broker, dealer, commercial bank, trust company, or other nominee if such Preferred Shareholder desires to tender such Shares. Any Preferred Shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth below under Terms of the Offer -- Procedure for Tendering Shares -- Guaranteed Proxy Procedure.

     EACH SERIES OF PREFERRED HAS ITS OWN LETTER OF TRANSMITTAL AND PROXY, AND ONLY THE APPLICABLE LETTER OF TRANSMITTAL AND PROXY FOR SUCH SERIES OF PREFERRED OR A NOTICE OF GUARANTEED DELIVERY MAY BE USED TO TENDER SHARES OF SUCH SERIES OF PREFERRED.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL AND PROXY. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEES OR THE POWER COMPANY.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................    4
PURPOSE OF THE OFFER, PROPOSED AMENDMENT, AND PROXY SOLICITATION......................    7
  Industry Restructuring..............................................................    7
  Purpose of the Offer................................................................    7
  Proposed Amendment..................................................................    7
  Other Information...................................................................    8
TERMS OF THE OFFER....................................................................    8
  Number of Shares; Purchase Prices; Expiration Date; Dividends.......................    8
  Procedure for Tendering Shares......................................................    9
  Withdrawal Rights...................................................................   11
  Acceptance of Shares for Payment and Payment of Purchase Price and Dividends........   12
  Certain Conditions of the Offer.....................................................   12
  Extension of Tender Period; Termination; Amendments.................................   14
  Certain Effects of the Offer........................................................   15
  Other Information...................................................................   16
PROPOSED AMENDMENT AND PROXY SOLICITATION.............................................   18
  Notice of Special Meeting of Stockholders...........................................   18
  Special Meeting.....................................................................   19
  Proxies.............................................................................   19
  Relationship to the Offer; Special Cash Payments....................................   19
  Voting Securities, Rights and Procedures............................................   20
  Security Ownership of Certain Beneficial Owners and Management......................   20
DESCRIPTION OF THE PROPOSED AMENDMENT.................................................   21
  Explanation of the Proposed Amendment...............................................   21
  Reasons for the Proposed Amendment..................................................   22
  Recommendation of Board of Directors................................................   23
  Certain Effects of the Proposed Amendment...........................................   23
  Other Matters.......................................................................   23
PRICE RANGE OF SHARES; DIVIDENDS......................................................   24
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS........................................   25
  Tax Considerations for Tendering Preferred Shareholders.............................   25
  Tax Considerations for Non-Tendering Preferred Shareholders.........................   26
  Tax Considerations of Accrued and Unpaid Dividends Payment..........................   26
  Tax Considerations of Special Cash Payment..........................................   26
  Backup Withholding..................................................................   27
SOURCE AND AMOUNT OF FUNDS............................................................   27
TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES.....................................   27
FEES AND EXPENSES PAID TO DEALERS.....................................................   28
  Dealer Manager Fees.................................................................   28
  Solicited Tender Fees...............................................................   28
  Stock Transfer Taxes................................................................   29
SUMMARY OF FINANCIAL INFORMATION......................................................   29
CERTAIN INFORMATION REGARDING NEES AND THE POWER COMPANY; INCORPORATION BY
  REFERENCE...........................................................................   30
MISCELLANEOUS.........................................................................   31

                                    SUMMARY

     The following summary is provided solely for the convenience of the Preferred Shareholders. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained in this Booklet and the Letter of Transmittal and Proxy and any amendments hereto or thereto. Preferred Shareholders are urged to read these documents in their entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Booklet.

The Companies..............  NEES, 25 Research Drive, Westborough, Massachusetts
                             01582, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the Holding Company Act), which owns, directly or indirectly, all of the outstanding common stock of its electric utility subsidiaries, including the Power Company. The service area of NEES' electric utility subsidiaries covers portions of Massachusetts, New Hampshire, and Rhode Island. The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.

                             The Power Company, 25 Research Drive, Westborough, Massachusetts 01582, is a utility primarily engaged in the generation, purchase, transmission, and sale of electric energy in wholesale quantities. In 1996, 95% of the Power Company's all-requirement revenue from the sale of electricity was derived from sales for resale to affiliated companies and 5% from sales for resale to municipal and other utilities. See Purpose of the Offer, Proposed Amendment, and Proxy Solicitation -- Industry Restructuring.

The Shares.................  4.56% Dividend Series Preferred Stock, $100 par
                             value, CUSIP
                               Number 644188 10 4
                             4.60% Dividend Series Preferred Stock, $100 par value, CUSIP
                               Number 644188 20 3
                             4.64% Dividend Series Preferred Stock, $100 par value, CUSIP
                               Number 644188 70 8
                             6.08% Dividend Series Preferred Stock, $100 par value, CUSIP
                               Number 644188 40 1
                             6.00% Cumulative Preferred Stock, $100 par value, CUSIP
                               Number 644188 30 2

The Offer and Purchase
Price......................  Offer to purchase any or all shares of each Series of Preferred listed below at the price set forth below.
                             $90.30 for 4.56% Series
                             $91.09 for 4.60% Series
                             $91.88 for 4.64% Series
                             $103.34 for 6.08% Series
                             $116.50 for 6.00% Series

Dividends..................  If declared by the Board, tendering Preferred
                             Shareholders will be entitled to the regular quarterly dividend for the entire quarterly period through December 31, 1997.

Independent Offer..........  The Offer for each Series of Dividend Series
                             Preferred and the Offer for the 6% Cumulative Preferred are not conditioned upon any minimum number of Shares of any Series being tendered and each is independent of the Offer for any other Series of Dividend Series Preferred or the 6% Cumulative Preferred. The Offer, however, is conditioned upon, among other things, the approval and adoption of the Proposed Amendment, as described below, at the Special Meeting. See Terms of the Offer -- Certain Conditions of the Offer. It is a condition to the Offer that Dividend Series Preferred Shareholders who tender their shares must vote in favor of the Proposed Amendment. NEES will not be required to accept or pay for tendered Shares if the Proposed Amendment is not approved and unless certain other conditions are met.

Expiration Date of the
Offer......................  The Offer expires at 5:00 p.m., Eastern Standard
                             Time, on December 12, 1997, unless extended (the Expiration Date).

How to Tender Shares.......  See Terms of the Offer -- Procedure for Tendering
                             Shares. For further information, call the Information Agent or the Dealer Manager or consult your broker for assistance.

Withdrawal Rights..........  Tendered Shares of any Series of Preferred may be
                             withdrawn at any time until the Expiration Date with respect to such Series of Preferred and, unless previously accepted for payment, may also be withdrawn after January 6, 1998. See Terms of the Offer -- Withdrawal Rights. A withdrawal of a tender does not in and of itself revoke a proxy.

Purpose of the Offer.......  NEES is making the Offer because NEES believes that the purchase of Shares is economically attractive to the Power Company, and indirectly to NEES and its shareholders, in light of recent developments in its industry and alternatives currently available to it. In addition, the Offer gives Preferred Shareholders the opportunity to sell their Shares at a price which NEES believes to be a premium over the market price and without the usual transaction costs associated with a market sale. See Purpose of the Offer, Proposed Amendment, and Proxy Solicitation -- Purpose of the Offer and -- Industry Restructuring; Terms of the
                             Offer -- Certain Effects of the Offer.

Certain Effects of the
Offer......................  Preferred Shareholders should consider carefully the possible effects of consummation of the Offer on the liquidity of any Shares which are not tendered and on voting power and redemption rights. See Purpose of the Offer, Proposed Amendment, and Proxy Solicitation -- Other Information and Terms of the Offer -- Voting Power.

Brokerage Commissions......  Not payable by Preferred Shareholders.

Solicitation Fee...........  NEES will pay to each designated Soliciting Dealer a solicitation fee of $1.50 per Share for any Shares tendered, accepted for payment, and paid for pursuant to the Offer and for each Dividend Series Preferred Share not tendered but voted in favor of the Proposed Amendment (except that for transactions for beneficial owners equal to or exceeding 2,500 Shares of all Series of Preferred combined, NEES will pay a solicitation fee of $1.00 per Share, of which at least eighty percent (80%) shall be paid to the Dealer Manager). A Soliciting Dealer will not be entitled to a solicitation fee for Shares beneficially owned by such Soliciting Dealer. See Fees and Expenses Paid to
                             Dealers -- Solicited Tender Fees.

Proposed Amendment.........  Concurrently with the Offer, the Board of Directors of the Power Company is soliciting proxies from Dividend Series Preferred Stockholders for use at the Special Meeting. Proxies are not being solicited from holders of 6% Cumulative Preferred Stock. The Special Meeting is being held to consider the Proposed Amendment to the Provisions which would remove a provision that limits the Power Company's ability to issue unsecured debt without the approval of the holders of a majority of the outstanding Dividend Series Preferred and Preferred Stock -- Cumulative. If the Proposed Amendment is approved by the Dividend Series Preferred Shareholders, the Power Company's ability to issue or assume unsecured indebtedness will no longer be subject to the approval of any Shares that remain outstanding after the consummation of the Offer. See Purpose of the Offer, Proposed Amendment, Proxy Solicitation -- Purpose of the Offer and -- Other Information; Terms of the
                             Offer -- Certain Effects of the Offer -- Voting Power; and Proposed Amendment and Proxy Solicitation -- Certain Effects of the Proposed Amendment.

Record Date................  November 12, 1997

Special Cash Payment.......  Preferred Shareholders of record who do not tender their Shares have the right to vote for or against the Proposed Amendment. If the Proposed Amendment is approved and adopted by the Power Company's Preferred Shareholders, the Power Company will make a special cash payment of $1.00 per Share to each Dividend Series Preferred Shareholder who voted in favor of the Proposed Amendment but who did not tender his or her Shares (the Special Cash Payment). Special Cash Payments will not be made to holders of the 6% Cumulative Preferred. Preferred Shareholders who validly tender their Shares will be entitled only to the purchase price per Share listed on the front cover of this Booklet plus an amount in cash equivalent to any dividends declared prior to the Payment Date (as defined herein).

Stock Transfer Tax.........  Except as described herein, NEES will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. See Instruction 6 of the applicable Letter of Transmittal and Proxy. See Terms of the Offer -- Acceptance of Shares for Payment and Payment of Purchase Price and Dividends.

Payment Date...............  Promptly after the Expiration Date or any extension thereof.

Further Information........  Additional copies of this Booklet and the applicable Letter of Transmittal and Proxy may be obtained by contacting Georgeson, Wall Street Plaza, New York, New York 10005, telephone (800) 223-2064 (toll-free) and (212) 440-9800 (banks and brokers). Questions about the Offer should be directed to Merrill Lynch at (888) ML4-TNDR (toll-free) ((888) 654-8637 (toll-free)).

                   PURPOSE OF THE OFFER, PROPOSED AMENDMENT,
                             AND PROXY SOLICITATION

     The Offer and the Proposed Amendment constitute an integrated strategic response by NEES and the Power Company to an anticipated restructuring of the capitalization of the Power Company arising from the expected sale of the Power Company's generation business.

INDUSTRY RESTRUCTURING

     On October 1, 1996, the NEES companies announced their intention to divest their generation business. The decision to divest the generation business was due to a combination of factors relating to the restructuring of the electric utility industry. On August 5, 1997, the NEES companies reached an agreement to sell the non-nuclear generation business to USGen New England, Inc., an exempt wholesale generator, for approximately $1.65 billion, subject to various adjustments. The sale is subject to approval by various state and federal regulatory agencies, which may take six to twelve months. One of the conditions to the sale is that all regulatory approvals must be obtained within eighteen months. As a part of the divestiture plan, the Power Company will endeavor, at a later date, to sell, or otherwise transfer, its minority interest in four nuclear power plants. The assets being disposed of constitute more than half of the assets of the Power Company. Thereafter, the transmission business of the Power Company will be the Company's primary business. The NEES companies have announced that reductions in the number of employees would occur as a result of the sales.

     As a result of the divestiture, the Power Company's asset base and capitalization will be reduced substantially. The Power Company has approximately $700 million of mortgage bonds outstanding. The bond indenture restricts the sale of the trust property in its entirety or substantially in its entirety. The proposed sale of the Power Company's generation business will require that the Power Company (a) amend the bond indenture or (b) either defease or call the bonds in connection with the proposed sale. Any defeasance of bonds would be effected by the deposit of cash representing principal and interest to the maturity date or interest, principal, and general redemption premium to an earlier redemption date. The Power Company requires flexibility in restructuring its capital structure following this reduction in assets and reduced need for capital. The Offer and the Proposed Amendment are designed to provide such flexibility.

     For a more complete description of these transactions, see the documents filed by NEES and the Power Company with the SEC pursuant to the Exchange Act, as described below.

PURPOSE OF THE OFFER

     NEES believes that the purchase of the Shares at this time in conjunction with the Proposed Amendment represents an attractive economic opportunity that will benefit NEES, its shareholders, the Power Company, and the NEES companies' utility customers by (1) contributing to the elimination of the provisions concerning unsecured indebtedness, and (2) retiring outstanding shares of the Power Company's Preferred Stock in contemplation of their potential replacement with comparatively less expensive financing alternatives.

     In addition, the Offer gives Preferred Shareholders the opportunity to sell their Shares at a price which NEES believes to be a premium to the market price on the date of the announcement of the Offer and without the usual transaction costs associated with a sale.

PROPOSED AMENDMENT

     In response to these changes in the industry, and as discussed further below under Proposed Amendment and Proxy Solicitation -- Reasons for the Proposed Amendment, the Power Company seeks to amend the Provisions to eliminate a limitation on the Power Company's ability to issue unsecured debt without the approval of the holders of a majority of the outstanding Dividend Series Preferred Stock and Preferred Stock -- Cumulative.

     Among other things, if the Proposed Amendment is passed, the Power Company may substantially increase its short-term, unsecured indebtedness to meet cash needs related to the divestiture of its generation business. The Power Company currently anticipates that its long-term debt following the reduction of its current capitalization and the adoption of the Proposed Amendment will take the form of debentures (or unsecured bonds).

     In order to facilitate the transition to a competitive environment, the Power Company may establish one or more subsidiaries and transfer to them certain "stranded" assets and related revenue streams.

OTHER INFORMATION

     The Provisions provide that without a vote of at least a majority of the votes entitled to be cast by the holders of the Dividend Series Preferred Stock and the Preferred Stock - Cumulative of all Series then outstanding, voting as a single class, the Power Company shall not merge or consolidate with or into any other corporation or corporations or sell, lease, or dispose of all or substantially all its assets, unless such merger, consolidation or sale, lease, or disposition, or the issuance and assumption of all securities to be issued or assumed in connection therewith, shall have been ordered, approved, or permitted by the SEC under the provisions of the Holding Company Act or by any successor commission or regulatory authority of the United States of America having jurisdiction in the premises under said Act or by any court of the United States having such jurisdiction. In the absence of any relevant decisional authority or legislative history, it is unclear whether the SEC has jurisdiction to grant such approval in the case of a sale by a regulated wholesale electric company, such as the Power Company, to an exempt wholesale generating company, such as USGen New England. The Power Company may either (i) submit a no-action letter to the SEC seeking confirmation that the staff of the SEC would not take action against the Power Company if no approval under the Holding Company Act were sought, or (ii) file for approval under the Holding Company Act.

     If the SEC determines that it does have jurisdiction, and gives its approval, the only stockholder approval to be sought will be the approval of the common and 6% Cumulative Preferred, voting together as a single class, as required by Massachusetts law. NEES holds a sufficient number of shares of common stock to ensure that such approval will be obtained.

     If the SEC determines that it does not have jurisdiction, the Power Company will need to obtain the approval of the holders of the Dividend Series Preferred Stock (and any Preferred Stock - Cumulative) then outstanding as described above. NEES would vote any Shares tendered pursuant to the Offer, or otherwise acquired by NEES, in favor of the sale. If such approval were not to be obtained NEES and the Power Company would consider all alternatives then available to them, including further tenders, purchases of shares in the open market, or redemptions of shares.

                               TERMS OF THE OFFER

NUMBER OF SHARES; PURCHASE PRICES; EXPIRATION DATE; DIVIDENDS

     Upon the terms and subject to the conditions described herein and in the applicable Letter of Transmittal and Proxy, NEES will purchase any and all Shares that are validly tendered on or prior to the Expiration Date (and not properly withdrawn in accordance with the procedures set forth under Withdrawal Rights) at the purchase price per Share listed on the front cover of this Booklet for the Shares tendered, net to the seller in cash. See Certain Conditions of the Offer and Extension of Tender Period; Termination; Amendments.

     THE OFFER FOR EACH SERIES OF PREFERRED IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES OF SUCH SERIES BEING TENDERED AND IS INDEPENDENT OF THE OFFER FOR ANY OTHER SERIES. THE OFFER, HOWEVER, IS CONDITIONED UPON, AMONG OTHER THINGS, APPROVAL AND ADOPTION OF THE PROPOSED AMENDMENT, AS DESCRIBED HEREIN, AT THE SPECIAL MEETING. SEE CERTAIN CONDITIONS OF THE OFFER.

     The Offer is being sent to all persons in whose names Shares are registered on the books of the Power Company as of the close of business on November 6, 1997, as well as to all persons in whose names Shares are registered on November 12, 1997, the Record Date. Only a record holder of Shares on the Record Date may vote in person or by proxy at the Special Meeting. No record date is fixed for determining which persons are permitted to tender Shares. Any person who is the beneficial owner but not the record holder of Shares on the Record Date must arrange for the record transfer of such Shares prior to tendering. The Shares will trade "with proxy" during the period which begins two days prior to the Record Date and which will end at the close of business on the Expiration Date, as further discussed under Proposed Amendment and Proxy Solicitation -- Voting Securities, Rights, and Procedures.

     With respect to each Series of Preferred, the Expiration Date is the later of 5:00 p.m. Eastern Standard Time, on Friday, December 12, 1997 or the latest time and date to which the Offer with respect to such Series of Preferred is extended. NEES expressly reserves the right, in its sole discretion, and at any time and/or from time to time, to extend the period of time during which the Offer for any Series is open, by giving oral or written notice of such extension to the Depositary and making a public announcement thereof, without extending the period of time during which the Offer for any other Series is open. There is no assurance whatsoever that NEES will exercise its right to extend the Offer for any Series of Preferred. If NEES decides, in its sole discretion, to (i) decrease the number of Shares of any Series being sought, (ii) increase or decrease the consideration offered in the Offer to holders of any Series, or
(iii) increase or decrease the Soliciting Dealers' fees and, at the time that notice of such increase or decrease is first published, sent, or given to holders of such Series in the manner specified herein, the Offer for such Series is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent, or given, such Offer will be extended until the expiration of such ten-business-day period. For purposes of the Offer, a business day means any day other than a Saturday, Sunday, or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

     NO ALTERNATIVE, CONDITIONAL, OR CONTINGENT TENDERS WILL BE ACCEPTED.

     If declared by the Board, tendering Preferred Shareholders will be entitled to the regular quarterly dividend for the entire quarterly period through December 31, 1997.

PROCEDURE FOR TENDERING SHARES

     To tender Shares of any Series of Preferred pursuant to the Offer, the tendering owner of Shares must either:

          (a) send to the Depositary (at one of its addresses set forth on the back cover of this Booklet) a properly completed and duly executed Letter of Transmittal and Proxy, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy (and either (i) tender certificates for the Shares to the Depositary at one of its addresses or (ii) deliver such Shares pursuant to the procedures for book-entry transfer described herein (and a confirmation of such delivery must be received by the Depositary (a Book-Entry Confirmation)), in each case on or prior to the Expiration Date); or

          (b) comply with the guaranteed delivery procedure described under Guaranteed Delivery Procedure below.

     A tender of Shares made pursuant to any method of delivery set forth herein or in the Letter of Transmittal and Proxy will constitute a binding agreement between the tendering holder and NEES upon the terms and subject to the conditions of the Offer.

     The Depositary will establish an account with respect to the Shares of each Series of Preferred at The Depository Trust Company and the Philadelphia Depository Trust Company (each a Book-Entry Transfer Facility) for purposes of the Offer within two business days after the date of this Booklet, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, such delivery must be accompanied by either (i) a properly completed and duly executed Letter of Transmittal and Proxy, together with any required signature guarantees and any other required documents or (ii) an Agent's Message (as hereinafter defined) and, in any case, must be received by the Depositary at one of its addresses set forth on the back cover of this Booklet on or prior to the Expiration Date. DELIVERY OF SUCH LETTER OF TRANSMITTAL AND PROXY AND ANY OTHER REQUIRED DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY OR TO NEES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility, received by the Depositary, and forms a part of the Book-Entry Confirmation when the tender is initiated, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in such Book-Entry Transfer Facility tendering Shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and Proxy and that NEES may enforce such agreement against the participant.

     Except as otherwise provided below, all signatures on a Letter of Transmittal and Proxy must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. (the NASD), or by a commercial bank or trust company having an office or correspondent in the United States that is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an Eligible Institution). Signatures on a Letter of Transmittal and Proxy need not be guaranteed if (a) the Letter of Transmittal and Proxy is signed by the registered owner of the Shares tendered therewith and such owner has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal and Proxy or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal and Proxy. If Shares are registered in the name of a person other than the signatory on the Letter of Transmittal and Proxy, or if unpurchased Shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the Shares with the signature(s) on the Shares or stock powers guaranteed as stated above. See Instructions 4 and 7 to the Letter of Transmittal and Proxy.

     Guaranteed Delivery Procedure. If a Preferred Shareholder desires to tender Shares pursuant to the Offer and such Shareholder's certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are complied with:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by NEES and the Power Company herewith, is received (with any required signatures or signature guarantees) by the Depositary as provided below on or prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares in proper form for transfer or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and Proxy, are received by the Depositary no later than three New York Stock Exchange, Inc. (NYSE) trading days after the date of execution of such Notice of Guaranteed Delivery. A NYSE trading day is any day on which the NYSE is open for business.

     The Notice of Guaranteed Delivery may be either delivered by hand or mailed to the Depositary and must include an endorsement by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     In all cases, Shares shall not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal or, if applicable, an Agent's Message, is received by the Depositary.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of certificates for (or an Agent's Message with respect to) such Shares, a Letter of Transmittal and Proxy, properly completed and duly executed, with any required signature guarantees, and all other documents required by the Letter of Transmittal and Proxy.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. BECAUSE IT IS THE TIME OF RECEIPT, NOT THE TIME OF MAILING, WHICH DETERMINES WHETHER A TENDER HAS BEEN MADE PRIOR TO THE EXPIRATION DATE, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     TO AVOID FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING PREFERRED SHAREHOLDER WHO IS A UNITED STATES PERSON MUST NOTIFY THE DEPOSITARY OF THE CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING AND EXECUTING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL AND PROXY (OR, IN THE CASE OF A FOREIGN SHAREHOLDER, FORM W-8 OBTAINABLE FROM THE DEPOSITARY). SEE CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS.

     EACH PREFERRED SHAREHOLDER IS URGED TO CONSULT WITH SUCH PREFERRED SHAREHOLDER'S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE OFFER.

     All questions as to the form of documents and the validity, eligibility (including the time of receipt), and acceptance for payment of any tender of Shares will be determined by NEES, in its sole discretion, and its determination will be final and binding. NEES reserves the absolute right to reject any or all tenders of Shares that (i) it determines are not in proper form or (ii) the acceptance for payment of or payment for which may, in the opinion of NEES's counsel, be unlawful. NEES also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of NEES, the Power Company, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Any condition to the Offer may be waived by NEES, in whole or in part, at any time and from time to time in its sole discretion.

WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 6, 1998, unless previously accepted for payment as provided in this Booklet.

     To be effective, a written notice of withdrawal must be timely received by the Depositary, at one of its addresses set forth on the back cover of this Booklet, and must specify the name of the person who tendered the Shares of such Series of Preferred to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered owner (if different from that of the tendering Shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and the name of the registered holder (if different from the name of such account). Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Terms of the Offer -- Procedure for Tendering Shares at any time on or prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by NEES, in its sole discretion, and its determination will be final and binding. None of NEES, the Power Company, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give any such notification.

ACCEPTANCE OF SHARES FOR PAYMENT AND PAYMENT OF PURCHASE PRICE AND DIVIDENDS

     Upon the terms and subject to the conditions of the Offer, and as promptly as practicable after the Expiration Date, NEES will accept for payment (and thereby purchase) and pay for Shares validly tendered and not withdrawn as permitted in Terms of the Offer -- Withdrawal Rights. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted pursuant to the Offer will be made by the Depositary by check as promptly as practicable after the Expiration Date. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made promptly but only after timely receipt by the Depositary of certificates for such Shares (or an Agent's Message), a properly completed and duly executed Letter of Transmittal and Proxy, and any other required documents.

     For purposes of the Offer, NEES will be deemed to have accepted for payment (and thereby purchased) Shares that are validly tendered and not withdrawn as, if, and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. NEES will pay for Shares that it has purchased pursuant to the Offer by depositing the purchase price (plus an amount in cash equivalent to any dividends declared thereon prior to the Payment Date) with the Depositary, which will act as agent for tendering Preferred Shareholders for the purpose of receiving payment from NEES and transmitting payment to the tendering Shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering Preferred Shareholders, regardless of any delay in making such payment.

     Certificates for all Shares not validly tendered will be returned or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility, as promptly as practicable, without expense to the tendering Preferred Shareholder.

     If certain events occur, NEES may not be obligated to purchase Shares pursuant to the Offer. See Terms of the Offer -- Certain Conditions of the Offer.

     NEES will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered owner, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal and Proxy, the amount of any stock transfer taxes (whether imposed on the registered owner, such other person, or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 6 of the accompanying Letter of Transmittal and Proxy.

CERTAIN CONDITIONS OF THE OFFER

     NEES WILL NOT BE REQUIRED TO ACCEPT FOR PAYMENT OR PAY FOR ANY SHARES OF ANY SERIES TENDERED IF THE PROPOSED AMENDMENT IS NOT APPROVED AND ADOPTED AT THE SPECIAL MEETING OR IF THE TENDERING DIVIDEND SERIES PREFERRED STOCKHOLDER DID NOT VOTE IN FAVOR OF THE PROPOSED AMENDMENT.

     In addition, notwithstanding any other provision of the Offer, NEES will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer (by oral or written notice to the Depositary and timely public announcement) or may postpone (subject to the requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act) for prompt payment for or return of Shares) the acceptance for payment of, or payment for, Shares tendered, if at any time after November 5,

1997, and at or before the Expiration Date, any of the following shall have occurred (which shall not have been waived by NEES):

          (a) there shall have been threatened, instituted, or pending any action or proceeding by any government or governmental, regulatory, or administrative agency, authority, or tribunal or any other person, domestic or foreign, or before any court, authority, agency, or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the reasonable judgment of NEES, would or might materially and adversely affect the business, condition (financial or otherwise), income, operations, or prospects of NEES and its subsidiaries taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of NEES or any of its subsidiaries or materially impair the Offer's contemplated benefits to NEES;

          (b) there shall have been any action threatened, pending, or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the Offer or NEES or any of its subsidiaries, by any legislative body, court, authority, agency, or tribunal that, in NEES's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of NEES, or render NEES unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to NEES or the Power Company (including materially increasing the effective interest cost of certain types of unsecured debt); or (iv) materially affect the business, condition (financial or otherwise), income, operations, or prospects of NEES and its subsidiaries taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of NEES or any of its subsidiaries;

          (c) there shall have occurred (i) any significant decrease in the market price of the Shares; (ii) any change in the general political, market, economic, or financial conditions in the United States or abroad that, in the reasonable judgment of NEES, would or might have a material adverse effect on NEES's business, operations, prospects, or ability to obtain financing generally or the trading in the Shares or equity securities of NEES; (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event that, in NEES's reasonable judgment, would or might affect the extension of credit by lending institutions in the United States; (iv) the commencement or escalation of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States; (v) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in NEES's reasonable judgment, a material acceleration or worsening thereof; (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Composite 500 Stock Index by an amount in excess of 10% measured from the close of business on November 5, 1997; or (viii) a decline in the ratings accorded any of NEES's or the Power Company's securities by Standard & Poor's, a division of The McGraw Hill Companies (S&P), Moody's Investors Service, Inc. (Moody's), or Duff & Phelps, Inc. (D&P), or an announcement by S&P, Moody's, or D&P that it has placed any such rating under surveillance or review with negative implications;

          (d) any tender or exchange offer with respect to some or all of the Shares (other than the Offer) or any equity securities of NEES, or a merger, acquisition, or other business combination proposal for NEES, shall have been proposed, announced, or made by any person or entity;

          (e) there shall have occurred any event or events that have resulted, or, in NEES's reasonable judgment, may result, in an actual or threatened change in the business, condition (financial or otherwise), income, operations, stock ownership, or prospects of NEES and its subsidiaries; or

          (f) the SEC shall have withheld approval, under the Holding Company Act, of the acquisition of the Shares by NEES pursuant to the Offer or the approval and adoption of the Proposed Amendment at the Special Meeting;

and, in the sole judgment of NEES, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment. With respect to the approval of the SEC referenced in clause (f) above, the SEC must find that the acquisition of the Shares by NEES is not detrimental to the public interest or the interests of the investors or consumers, and that the consideration paid in connection with the acquisition and the adoption of the Proposed Amendment, including fees, commissions, and other remuneration, is reasonable.

     The foregoing conditions (including the condition that the Proposed Amendment be approved and adopted at the Special Meeting) are for the sole benefit of NEES and may be asserted by NEES regardless of the circumstances (including any action or inaction by NEES) giving rise to any such condition, and any such condition may be waived by NEES, in whole or in part, at any time and from time to time in its sole discretion. A decision by NEES to terminate or otherwise amend the Offer, following the occurrence of any of the foregoing, with respect to one Series will not create an obligation on behalf of NEES to terminate or otherwise amend in a similar manner the Offer with respect to any other Series. The failure by NEES at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by NEES concerning the events described above will be final and binding on all parties.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

     NEES expressly reserves the right, in its sole discretion, and at any time and from time to time on or prior to the Expiration Date, to extend the period of time during which the Offer for any Series is open by giving oral or written notice of such extension to the Depositary, without extending the period of time during which the Offer for any other Series is open. There can be no assurance, however, that NEES will exercise its right to extend the Offer for any Series. During any such extension, all Shares of the subject Series previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Withdrawal Rights.

     NEES also expressly reserves the right, in its sole discretion, to, among other things, terminate the Offer and not accept for payment or pay for any Shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires NEES either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer upon the occurrence of any of the conditions specified in Certain Conditions of the Offer by giving oral or written notice of such termination to the Depositary, and making a public announcement thereof.

     Subject to compliance with applicable law, NEES further reserves the right, in its sole discretion, to amend the Offer in any respect. Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to Preferred Shareholders affected thereby in a manner reasonably designed to inform such Preferred Shareholders of such change. Without limiting the manner in which NEES may choose to make a public announcement, except as required by applicable law, NEES shall have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If NEES materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, NEES will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, a change in percentage of securities sought, or a change in the dealer's solicitation fee) will depend on the facts and circumstances, including the relative materiality of such terms or information. The SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date that a notice of such a material change is first published, sent, or given. If the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that NEES publishes, sends, or gives to Preferred Shareholders a notice that it will

(i) increase or decrease the price it will pay for Shares, (ii) decrease the percentage of Shares it seeks, or (iii) increase or decrease the soliciting dealers' fees, the Offer will be extended until the expiration of such period of ten business days.

     THE OFFER FOR EACH SERIES OF PREFERRED IS INDEPENDENT OF THE OFFER FOR ANY OTHER SERIES OF PREFERRED. IF NEES EXTENDS OR AMENDS ANY OFFER WITH RESPECT TO ONE SERIES OF PREFERRED FOR ANY REASON, NEES WILL HAVE NO OBLIGATION TO EXTEND THE OFFER FOR ANY OTHER SERIES OF PREFERRED.

CERTAIN EFFECTS OF THE OFFER

     Shares validly tendered to the Depositary pursuant to the Offer and not withdrawn in accordance with the procedures set forth herein shall be held until the Expiration Date (or returned to the extent the Offer is terminated in accordance herewith). To the extent that the Proposed Amendment is approved and the Shares tendered are accepted for payment and paid for in accordance with the terms hereof, NEES intends either to sell its Shares to the Power Company or to donate the Shares to the Power Company as a capital contribution. At that time, it is expected that the Power Company will retire and cancel the Shares. However, in the event the Proposed Amendment is not adopted at the Special Meeting, NEES may elect, but is not obligated, to waive, subject to applicable law, such condition. The Power Company anticipates that, subsequent to that waiver and purchase of the Shares, it would call another special meeting of its shareholders and solicit proxies therefrom for an amendment substantially similar to the Proposed Amendment. At that meeting, NEES would vote any Shares acquired by it pursuant to the Offer or otherwise (together with its shares of common stock) in favor of such amendment, thereby maximizing the prospects for the adoption of such amendment.

     Voting Power. If any approval of the proposed divestiture of the Power Company's generation business is required on the part of the Dividend Series Preferred Shareholders, the tender of Shares pursuant to the Offer or any subsequent purchases of Shares by NEES will tend to diminish the aggregate voting power of the remaining Dividend Series Preferred Shareholders. As discussed under Purpose of the Offer, Proposed Amendment, and Proxy
Solication -- Other Information, the Power Company may require the approval of a majority of the Dividend Shares Preferred Stock and Preferred
Stock -- Cumulative of all series then outstanding, voting as a single class, in connection with the sale of its non-nuclear business. NEES may elect to retain any Shares acquired by it pursuant to the Offer and vote such Shares at a later, separate, special meeting in favor of the sale, thereby maximizing the prospects of securing the necessary vote.

     Trading and Liquidity. Any purchase of Shares by NEES will reduce the number of Shares of each of the Series of Preferred that might otherwise trade publicly or become available for purchase and/or sale and will likely reduce the number of owners of Shares of each of the Series of Preferred, which could adversely affect the liquidity and sale value of the Shares not purchased in the Offer.

     To the extent that Shares of any Series of Preferred are tendered and accepted for payment in the Offer, the trading market for Shares of such Series that remain outstanding may be significantly more limited, which might adversely affect the liquidity, market value, and price volatility of such Shares. Equity securities with a smaller outstanding market value available for trading (the float) may command a lower price than would comparable equity securities with a greater float. Therefore, the market price for Shares that are not tendered in the Offer may be affected adversely to the extent that the amount of Shares purchased pursuant to the Offer reduces the float. The reduced float may also make the trading price of the Shares that are not tendered and accepted for payment more volatile. Holders of the remaining Shares may attempt to obtain quotations for the Shares from their brokers, through the Electronic Bulletin Board, or otherwise; however, there can be no assurance that any trading market will exist for such Shares following consummation of the Offer. To the extent a market continues to exist for the Shares after the Offer, the Shares may trade at a discount compared to present trading, depending on the market for Shares with similar features, the performance of the Power Company, and other factors. There is no assurance that an active market in the Shares will exist and no assurance as to the prices at which the Shares may trade.

     The Dividend Series Preferred Stock is currently registered under Section 12(g) of the Exchange Act. If the Dividend Series Preferred Stock is no longer held by more than 300 owners of record, the Power Company may apply to the SEC for termination of such registration. Such termination would substantially reduce the information required to be furnished by the Power Company to holders of Dividend Series Preferred Stock and could make certain provisions of the Exchange Act no longer applicable to the Power Company. The registration of the 6% Cumulative Preferred Stock was terminated in June 1994.

     As of September 29, 1997, there were 38 registered holders of the 4.56% Series, 91 registered holders of the 4.60% Series, 1 registered holder of the 4.64% Series, 60 registered holders of the 6.08% Series, and 194 registered holders of the 6% Cumulative Preferred.

     Future Purchases or Redemption of Shares. Preferred Shareholders are not under any obligation to tender Shares pursuant to the Offer. The Offer does not constitute a notice of redemption of any Series of Dividend Series Preferred pursuant to the Power Company's Provisions, neither does NEES or the Power Company intend to effect any such redemption by making the Offer. Further, the Offer does not constitute a waiver by the Power Company of any option it has to redeem Shares.

     Shares which are not tendered will continue to be subject to their current redemption and liquidation provisions. The various series of the Dividend Series Preferred Stock are redeemable in whole or in part upon not less than thirty days' notice at the applicable redemption prices plus accrued dividends through the date fixed for redemption. The redemption prices for the 4.56% Series, the 4.60% Series, the 4.64% Series, and the 6.08% Series are $104.08, $101.00,
$102,56, and $102.34, respectively. There are no sinking funds for any of the Dividend Series Preferred Stock. The Provisions do not provide for redemption of the 6% Cumulative Preferred. The Preferred Stockholders have no preemptive or conversion rights.

     Upon liquidation, dissolution, or winding up of the affairs of the Power Company or any distribution of capital of the Power Company, owners of the Dividend Series Preferred Shares would be entitled to receive an amount equal to the full distributive amounts fixed therefor together with accrued dividends through the date fixed for the payment of such distributive amounts. In case any liquidation, dissolution, or winding up of the Power Company is voluntary, Dividend Series Preferred Shareholders shall be entitled to receive said redemption prices plus accrued dividends; if involuntary, to $100 per Share plus accrued dividends through the date fixed for the payment of such distributive amounts. In the case of any liquidation, dissolution, or winding up of the Power Company, voluntary or involuntary, 6% Cumulative Preferred owners shall be entitled to receive $100 per Share plus accrued dividends through the date fixed for the payment of such distributive amounts. The contemplated disposition of the Power Company's generation assets will not be deemed to be a liquidation of the Power Company.

     After the consummation of the Offer, NEES or the Power Company may purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers, or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to holders of Shares than, the terms of the Offer. However, Rule 13e-4(f)(6) under the Exchange Act prohibits NEES and its affiliates (including the Power Company) from purchasing any Shares of a Series of Preferred, other than pursuant to the Offer, until at least ten business days after the Expiration Date with respect to that Series of Preferred. Any future purchases of Shares by NEES or the Power Company would depend on many factors, including the market price of the Shares, NEES's business and financial position, and legal restrictions on NEES's ability to purchase Shares, as well as general economic and market conditions.

OTHER INFORMATION

     As discussed under "Purpose of the Offer, Proposed Amendment, and Proxy Solicitation -- Industry Restructuring" and in the documents incorporated by reference, the Power Company is divesting itself of or attempting to divest itself of its generation business. This process will result in reductions in employees and reallocation of executive responsibilities. As further discussed under "Purpose of the Offer, Proposed Amendment, and Proxy
Solicitation -- Industry Restructuring" and in the documents incorporated by reference, in light of the changes to the utility industry, NEES and the Power Company have considered various strategies to enhance their competitive position, including business combinations with other companies. Except as disclosed herein and in the documents incorporated by reference, neither NEES nor the Power Company has plans or proposals that would relate to or result in
(a) the acquisition by any person or entity of additional securities of the Power Company or the disposition of securities of the Power Company, other than in the ordinary course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Power Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Power Company or any of its subsidiaries; (d) any change in the present Board or management of the Power Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Power Company; (f) any other material change in the Power Company's corporate structure or business; (g) any change in the Power Company's Provisions or any actions that may impede the acquisition of control of the Power Company by any person; (h) a class of equity securities of the Power Company being delisted from a national securities exchange or no longer authorized to be quoted on the OTC; (i) a class of equity securities of the Power Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Power Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

                   PROPOSED AMENDMENT AND PROXY SOLICITATION

                                      [LOGO]

                           NEW ENGLAND POWER COMPANY

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                                               25 RESEARCH DRIVE
                                                WESTBOROUGH, MASSACHUSETTS 01582

                                                                NOVEMBER 6, 1997

To the Holders of Common Stock,
  6% Cumulative Preferred Stock, and
  Dividend Series Preferred Stock of
     NEW ENGLAND POWER COMPANY

     You are hereby notified that the Special Meeting of Stockholders of New England Power Company will be held in the Directors Room, 25 Research Drive, Westborough, Massachusetts, on December 12, 1997, at 4:30 p.m., Eastern Standard Time, for the following purposes:

          1. Amendment of the Articles of Organization and By-laws to delete in its entirety Article I, Section 4E(4), limiting the Power Company's ability to issue unsecured indebtedness; and

          2. Transaction of such other business as may be appropriate and incidental to the foregoing purposes or which may properly come before the meeting or any adjourned session thereof.

     Stockholders entitled to vote will be determined on the basis of the records of the Company at the close of business November 12, 1997.

     The accompanying material contains further information about the matters to be considered at the meeting.

                                          By order of the Board of Directors.

                                          ROBERT KING WULFF
                                          Clerk

SPECIAL MEETING

     This Booklet is first being mailed on or about November 7, 1997 to the Preferred Shareholders of the Power Company in connection with the solicitation of proxies by the Board of Directors of the Power Company (the Board) for use at the Special Meeting. At the Special Meeting, the shareholders of record of the Power Company will vote upon the Proposed Amendment to the Provisions. The Board of Directors is not asking holders of the 6% Cumulative Preferred for a proxy, and they are requested not to send a proxy. They are entitled, however, to attend and vote at the Special Meeting and to give proxies to others in accordance with applicable law.

PROXIES

     THE PROXY INCLUDED IN THE LETTER OF TRANSMITTAL AND PROXY IS SOLICITED FROM THE HOLDERS OF DIVIDEND SERIES PREFERRED STOCK BY THE POWER COMPANY'S BOARD, WHICH RECOMMENDS VOTING FOR THE PROPOSED AMENDMENT. All shares of the Power Company's common stock will be voted in favor of the Proposed Amendment. THE BOARD IS NOT ASKING HOLDERS OF THE 6% CUMULATIVE PREFERRED STOCK FOR A PROXY AND THEY ARE REQUESTED NOT TO SEND A PROXY. Shares of the Power Company's Dividend Series Preferred Stock represented by properly executed proxies received at or prior to the Special Meeting will be voted in accordance with the instructions thereon. If no instructions are indicated, duly executed proxies will be voted in accordance with the recommendation of the Board. It is not anticipated that any other matters will be brought before the Special Meeting. However, the enclosed proxy gives discretionary authority to the proxy holders named therein should any other matters be presented at the Special Meeting, and it is the intention of the proxy holders to act on any other matters in accordance with their best judgment.

     Execution of a proxy will not prevent a Preferred Shareholder from attending the Special Meeting and voting in person. Any Preferred Shareholder giving a proxy may revoke it at any time before it is voted by delivering to the Clerk of the Power Company written notice of revocation bearing a later date than the proxy, by delivering a duly executed proxy bearing a later date, or by voting in person by ballot at the Special Meeting. A proxy may not be revoked for shares tendered pursuant to the Offer, unless the tender is withdrawn. Withdrawal of Shares tendered pursuant to the Offer will not revoke a properly executed proxy.

RELATIONSHIP TO THE OFFER; SPECIAL CASH PAYMENT

     As noted above, the Offer and Proposed Amendment constitute an integrated strategy of NEES and the Power Company in anticipation of the restructuring of the capitalization of the Power Company arising from the expected sale of its generation business. See Purpose of the Offer, Proposed Amendment, and Proxy Solicitation.

     Dividend Series Preferred Shareholders who wish to tender their Shares pursuant to the Offer are required to vote in favor of the Proposed Amendment. Further, the Offer is conditioned upon the approval and adoption of the Proposed Amendment at the Special Meeting.

     Subject to the terms and conditions set forth in this Booklet, if (but only if) the Proposed Amendment is approved and adopted by the Power Company's shareholders, the Power Company will make a Special Cash Payment in the amount of $1.00 per Share to each Dividend Series Preferred Shareholder of record who voted in favor of the Proposed Amendment, provided that such Shares have not been tendered pursuant to the Offer. The Power Company intends to make the Special Cash Payment although there is no binding legal precedent as to the permissibility of such payments and there can be no assurance as to how a court would rule on the question. Nevertheless, the Power Company believes the Offer is fair to the Dividend Series Preferred Shareholders and has decided to make the payment. If a Dividend Series Preferred Shareholder votes against the Proposed Amendment or abstains, such Preferred Shareholder shall not be entitled to the Special Cash Payment (regardless of whether the Proposed Amendment is approved and adopted). The Special Cash Payment will be paid out of the Power Company's general funds promptly after the Proposed Amendment shall have become effective. However, no accrued interest will be paid on the Special Cash Payment regardless of any delay in making such payments.

VOTING SECURITIES, RIGHTS, AND PROCEDURES

     Only holders of record of the Power Company's outstanding voting securities at the close of business on November 12, 1997, the Record Date (or their legal representatives or attorneys-in-fact), will be entitled to vote in person or by proxy at the Special Meeting and to receive the Special Cash Payment from the Power Company. Any beneficial holder of Shares who is not the registered holder of such Shares as of the Record Date (as would be the case for any beneficial holder whose Shares are registered in the name of such holder's broker, dealer, commercial bank, trust company, or other nominee) must arrange with the holder of record on the Record Date to execute and deliver a proxy form on such beneficial owner's behalf. If a beneficial holder of Shares intends to attend the Special Meeting and vote in person, such beneficial holder must obtain a legal proxy form from his or her broker, dealer, commercial bank, trust company, or other nominee.

     The Dividend Series Preferred Stock will trade, during the period which begins two days prior to the Record Date and which will end at the close of business on the Expiration Date, in the over-the-counter market under the symbols "NEEAT" for the 4.56% Series, "NEEDT" for the 4.60% Series, "NEEFT" for the 4.64% Series, and "NEEGT" for the 6.08% Series, indicating that such Shares are trading "with proxy." A Dividend Series Preferred Shareholder who acquires such Shares during this period must obtain, or have his or her authorized representative obtain, an assignment of proxy (which is included in the applicable Letter of Transmittal and Proxy) at settlement from the seller. The NASD and The Depository Trust Company have issued notices informing their members and participants that such Shares will trade "with proxy" and that settlement of all trades during the period described above should include an assignment of proxy from the seller.

     The Power Company's authorized voting securities consist of common stock, 6% Cumulative Preferred, and Dividend Series Preferred Stock. There are four series of the Dividend Series Preferred Stock currently outstanding. There is also authorized a class of Preferred Stock -- Cumulative of which there are no shares currently outstanding. The common stock and 6% Cumulative Preferred share general voting rights and vote together as a single class. The four series of Dividend Series Preferred Stock vote together as a single class. Each share of stock has one vote per share. The Shares outstanding as of the Record Date are as follows:

                                   CLASS                              SHARES OUTSTANDING
        ------------------------------------------------------------  ------------------
        Common......................................................       6,449,896
        6% Cumulative Preferred.....................................          75,020
                                                                           ---------
        Total voting as a single class..............................       6,524,916
        Dividend Series Preferred
          4.56%.....................................................         100,000
          4.60%.....................................................          80,140
          4.64%.....................................................          41,500
          6.08%.....................................................         100,000
                                                                           ---------
        Total voting as a single class..............................         321,640

     The affirmative vote of the holders of more than two-thirds of the outstanding shares of each of the Power Company's (i) common stock and 6% Cumulative Preferred, voting together as a single class, and (ii) Dividend Series Preferred Stock, all Series voting together as a single class, is required to approve the Proposed Amendment to be presented at the Special Meeting. Abstentions and broker non-votes will have the same effect as votes cast against the Proposed Amendment. NEES has advised the Power Company that it intends to vote all of the outstanding shares of common stock of the Power Company in favor of the Proposed Amendment.

     There are no rights of appraisal in connection with the Proposed Amendment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As noted above, NEES owns all the outstanding common stock of the Power Company.

     Pursuant to Section 13(d) of the Exchange Act, a beneficial owner of a security is any person who directly or indirectly has or shares voting or investment power over such security. No person or group is known by management of the Power Company to be the beneficial owner of more than 5% of the outstanding shares of the Power Company's 6% Cumulative Preferred Stock, or of any Series of its Dividend Series Preferred Stock, as of the Record Date.

     NEES and the Power Company's directors and executive officers do not beneficially own any Shares as of the Record Date. The beneficial ownership of NEES's common shares held by each Power Company director, as well as Power Company directors and executive officers as a group, as of October 1, 1997 is set forth in the following table.

    NAME                                                                         SHARES
    ---------------------------------------------------------------------------  -------
    Lawrence E. Bailey.........................................................    4,963
    Joan T. Bok................................................................   17,504
    Alfred D. Houston..........................................................   13,688
    Cheryl A. LaFleur..........................................................    3,162
    John F. Malley.............................................................    3,737
    John W. Rowe...............................................................   23,105
    Arnold H. Turner...........................................................    4,225
    Directors and officers as a group (representing less than 1% of the outstanding Shares)......................................................  117,811

---------------

     Listed below is the only person or group known to NEES as of October 1, 1997, to beneficially own 5% or more of NEES's common shares. However, T. Rowe Price Trust Company disclaims beneficial ownership of all such shares. The amount of common shares listed below is as of September 8, 1997.

NAME AND ADDRESS                                       AMOUNT AND NATURE             PERCENT OF
BENEFICIAL OWNER                                    OF BENEFICIAL OWNERSHIP         COMMON SHARES
---------------------------------------------  ---------------------------------    -------------
T. Rowe Price Trust Company..................  5,358,604 shares as trustee for           8.3%
  100 East Pratt Street                        Company employee benefits plans
  Baltimore, MD 21202

                     DESCRIPTION OF THE PROPOSED AMENDMENT

     THE FOLLOWING STATEMENTS, UNLESS THE CONTEXT OTHERWISE REQUIRES, ARE SUMMARIES OF THE SUBSTANCE OR GENERAL EFFECT OF A SECTION OF THE PROVISIONS, AND ARE QUALIFIED IN THEIR ENTIRETY BY THE PROVISIONS (AS DESCRIBED BELOW).

EXPLANATION OF THE PROPOSED AMENDMENT

     The purpose of the Proxy Solicitation is the elimination of a section of the Provisions which restricts the ability of the Power Company to incur certain unsecured indebtedness.

     ARTICLE 1, Section 4E(4) of the Provisions provides that, without a vote of a majority of the outstanding Dividend Series Preferred Stock and Preferred Stock -- Cumulative (voting together as a single class), the Company will not:

        issue any unsecured notes, debentures or other securities representing unsecured indebtedness, or assume any such unsecured securities, for purposes other than the redemption or other retirement of outstanding shares of all series of the Dividend Series Preferred Stock and the Preferred Stock -- Cumulative, if immediately after such issue or assumption the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the corporation and then outstanding (including unsecured securities then to be issued or assumed but excluding unsecured securities theretofore so voted for by holders of Dividend Series Preferred Stock and Preferred Stock -- Cumulative) (the "Unsecured Indebtedness") would exceed twenty per cent (20%) of the aggregate of (i) the total principal amount of all bonds and other securities representing secured indebtedness issued or assumed by the corporation and then outstanding and (ii) the capital, premium and retained earnings of the corporation as then stated on the books of account of the corporation; provided, however, that after July 1, 1976, short-term unsecured indebtedness shall not exceed ten per cent (10%) of such aggregate of (i) and (ii) above; and provided, further, that after July 1, 1976, in the event unsecured securities representing short-term unsecured indebtedness (excluding unsecured securities theretofore so voted for by the holders of dividend Series Preferred Stock and Preferred Stock -- Cumulative) exceed ten per cent (10%) of such aggregate of (i) and (ii) above, no unsecured securities representing unsecured indebtedness shall be issued or assumed (except for the purpose of redemption or other retirement of outstanding shares of all series of the Dividend Series Preferred Stock and the Preferred Stock -- Cumulative) unless such ratio of short-term unsecured indebtedness immediately after such issue or assumption is to be not over ten per cent (10%) of such aggregate of (i) and (ii) above. "Short-term unsecured indebtedness" as used herein means unsecured indebtedness of an original maturity of less than ten years and "long-term unsecured indebtedness" means unsecured indebtedness of an original maturity of ten years or more. For the purposes hereof, when any long-term unsecured indebtedness becomes due within ten years, or when any long-term unsecured indebtedness is to be retired within ten years through a sinking fund or otherwise, such long-term unsecured indebtedness, in each case, shall be considered short-term unsecured indebtedness; provided, however, that any long-term unsecured indebtedness of a single maturity (except as provided above in respect of a sinking fund therefor), or the last maturity of any long-term unsecured indebtedness of serial maturities, shall not be considered short-term unsecured indebtedness until due within five years.

The Power Company proposes to delete the above section in its entirety; conforming changes to cross references elsewhere in the Provisions will also be made.

REASONS FOR THE PROPOSED AMENDMENT

     In October 1996 the NEES Companies announced their intention to divest their generating business. (The separate sale of the oil and gas properties by the Power Company's affiliate, New England Energy Incorporated (NEEI), is necessary in connection therewith.) This decision was due to a combination of factors relating to the restructuring of the electric utility industry. On August 6, 1997, the NEES Companies reached an agreement to sell the non-nuclear generating business to USGen New England, Inc. See Purpose of the Offer, Proposed Amendment, and Proxy Solicitation -- Industry Restructuring. In order to facilitate this transition to a competitive electric industry, the Power Company may need -- prior to the completion of the sale of its generating plants -- to buy out existing contracts with independent power producers or to pay the difference between monies owed by NEEI and the proceeds from the sale of NEEI's remaining oil and gas properties. The exact dollar amount of these obligations is not yet determinable, but they may be significant. Given the changing nature of the company, putting in place long-term financial instruments to provide the necessary moneys may not be a cost-effective procedure. Therefore, the Power Company believes it must increase its flexibility in meeting its cash needs.

     As discussed under Purpose of the Offer, Proposed Amendment, and Proxy Solicitation -- Industry Restructuring, the Power Company will probably substantially reduce its capitalization and retire its outstanding General and Refunding Mortgage bonds through call or defeasance. The Power Company anticipates issuing its new long-term debt in the form of debentures, which are unsecured. Absent the Proposed Amendment, these debentures would not be permitted by the Provisions, without prior approval by the Preferred Shareholders.

     If the Proposed Amendment is adopted, the Power Company will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary, in the estimation of NEES and the Power Company, to take full advantage of changing conditions in the securities markets.

RECOMMENDATION OF BOARD OF DIRECTORS

     IT IS FOR ALL THE ABOVE REASONS THAT THE POWER COMPANY'S BOARD BELIEVES THE BEST LONG-TERM INTERESTS OF THE PREFERRED SHAREHOLDERS ARE SERVED BY, AND ENCOURAGES DIVIDEND SERIES PREFERRED SHAREHOLDERS TO VOTE FOR, THE ADOPTION OF THE PROPOSED AMENDMENT.

     The Proposed Amendment to the Provisions and the Offer are subject to approval by the SEC under the Holding Company Act. NEES and the Power Company have filed a declaration with the SEC with respect to the Proposed Amendment and the acquisition of the Shares by NEES pursuant to the Offer.

CERTAIN EFFECTS OF THE PROPOSED AMENDMENT

     If the Proposed Amendment becomes effective, Dividend Series Preferred Shareholders of Shares that are not tendered and purchased pursuant to the Offer will no longer be entitled to the benefits of the debt limitation provision. As discussed above, the unsecured debt limitation provision places restrictions on the Power Company's ability to issue or assume unsecured indebtedness. Although future Power Company debt instruments may contain certain restrictions on the Power Company's ability to issue or assume debt, any such restrictions may be waived and the increased flexibility afforded the Power Company by the deletion of the debt limitation provision may permit the Power Company to take certain actions that may increase the credit risks with respect to the Power Company, adversely affecting the market price and credit rating of the remaining Shares or that may otherwise be materially adverse to the interests of the remaining Dividend Series Preferred Shareholders.

OTHER MATTERS

     The foregoing is the only business which management intends to present or is advised that others will present for action at the Special Meeting or any adjournment thereof. If any other matters should properly come before the Special Meeting, the proxies for NEES and for any other stockholders who have sent in their proxies will be voted by the persons named therein, or their substitutes, in accordance with their judgment.

     The expense of preparing and mailing this Booklet and the incidental expenses of soliciting the Dividend Series Preferred Stockholders will be paid by the Power Company. The Power Company has engaged Georgeson & Company, Inc. to act as Information Agent in connection with the solicitation of proxies for a fee of approximately $6,000 plus reimbursement of reasonable out-of-pocket expenses. The Power Company has requested that brokers, dealers, and other custodians, nominees, and fiduciaries forward solicitation materials to the beneficial owners of shares of the Power Company's Dividend Series Preferred Stock held of record by such persons and will reimburse such brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith. In addition to the use of the mails, proxies from holders of Dividend Series Preferred Stock may be solicited by officers and regular employees connected with the Power Company or its affiliates, personally or by telephone or telegraph, without any additional compensation. The Information Agent has not been retained to make, and will not make, solicitations or recommendations in connection with the Proposed Amendment.

     While the Power Company has no audit committee, its parent NEES has an audit committee which recommends an independent auditor to audit the accounts of the parent and its subsidiaries. Coopers and Lybrand have been auditors of the Power Company for many years and their selection as auditors for the current year was approved at the Annual Meeting on April 16, 1997. It is not expected that representatives of Coopers and Lybrand will be present at the Special Meeting on December 12, 1997, but they will be available on short notice to attend, to answer questions regarding the Proposed Amendment, if any holder of Shares so requests in writing prior to December 10, 1997.

                        PRICE RANGE OF SHARES; DIVIDENDS

     On August 15, 1996, the Power Company repurchased 58,500 shares of the 4.64% Series of Preferred at a price of $69.62 per Share. The Power Company has made no other purchases of any of the Series of Preferred which are the subject of this tender offer since January 1, 1995.

     Each Series of Preferred is traded in the OTC and is not listed on any national securities exchange. Trading in the Shares has generally been sporadic.

     PREFERRED SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS, IF AVAILABLE, FOR THE SHARES.

     The following table sets forth the high and low sales prices of each Series of Preferred, as reported by the Nasdaq Stock Market, Inc., and the cash dividends paid thereon for the fiscal quarters indicated.

                 DIVIDENDS AND PRICE RANGES OF PREFERRED STOCK

                       BY QUARTERS (1997, 1996, AND 1995)

                                           1997 - QUARTERS                 1996 - QUARTERS                 1995 - QUARTERS
                                   ------------------------------- ------------------------------- -------------------------------
                                     1ST     2ND     3RD    4TH*     1ST     2ND     3RD     4TH     1ST     2ND     3RD     4TH
                                   ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
6% CUMULATIVE PREFERRED STOCK
  ($100 Par Value)
  Dividends Paid Per Share........ $1.50   $1.50   $1.50   $1.50   $1.50   $1.50   $1.50   $1.50   $1.50   $1.50   $1.50   $1.50
  Market Price Per Share (OTC)
    -- High....................... 84.05   85.50   88.50   92.00   87.75   80.30   83.55   84.875  75.00   80.80   83.60   86.625
    -- Low........................ 79.75   81.50   82.125  84.50   78.75   77.00   77.125  77.25   64.75   70.50   73.50   77.00
DIVIDEND SERIES PREFERRED STOCK:
  4.56% SERIES
  Dividends Paid Per Share........ $1.14   $1.14   $1.14   $1.14   $1.14   $1.14   $1.14   $1.14   $1.14   $1.14   $1.14   $1.14
  Market Price Per Share (OTC)
    -- High....................... 66.625  68.85   70.15   65.875  69.20   63.975  63.975  68.55   54.75   62.90   62.625  69.80
    -- Low........................ 61.125  62.75   63.125  65.875  62.00   59.00   59.00   59.25   52.00   53.00   58.75   56.50
4.60% SERIES
  Dividends Paid Per Share........ $1.15   $1.15   $1.15   $1.15   $1.15   $1.15   $1.15   $1.15   $1.15   $1.15   $1.15   $1.15
  Market Price Per Share (OTC)
    -- High....................... 67.125  66.25   70.25   --      70.40   64.50   66.825  69.15   58.25   65.40   64.10   69.25
    -- Low........................ 61.125  63.75   65.125  --      58.25   59.12   59.50   59.75   55.50   55.00   56.75   56.625
4.64% SERIES
  Dividends Paid Per Share........ $1.16   $1.16   $1.16   $1.16   $1.16   $1.16   $1.16   $1.16   $1.16   $1.16   $1.16   $1.16
  Market Price Per Share (OTC)
    -- High....................... 69.69   71.20   70.85   --      63.35   60.00   60.00   67.25   --      62.70   63.30   --
    -- Low........................ 69.69   68.65   64.375  --      62.70   31.25   60.00   59.50   --      60.91   63.30   --
6.08% SERIES
  Dividends Paid Per Share........ $1.52   $1.52   $1.52   $1.52   $1.52   $1.52   $1.52   $1.52   $1.52   $1.52   $1.52   $1.52
  Market Price Per Share (OTC)
    -- High....................... 90.97   88.50   91.25   92.12   93.07   84.725  88.35   91.47   78.70   85.90   87.70   90.90
    -- Low........................ 85.00   86.00   86.50   87.625  78.00   81.625  78.75   79.125  71.25   72.00   79.25   82.75

---------------
* Prices through October 31

Note -- The above bid and asked quotations represent prices between dealers and do not represent actual transactions. A dash indicates that a quotation was not available.

     Dividends for a Series of Preferred are payable when, as and if declared by the Power Company's Board of Directors at the rate per annum included in such title of the Series of Preferred. Tendering Preferred Shareholders will be entitled to the regular quarterly dividend for the entire quarterly period through December 31, 1997, if declared by the Board.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     EACH HOLDER OF SHARES IS URGED TO CONSULT AND RELY UPON SUCH HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE HOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

     In the opinion of Hale and Dorr LLP, tax counsel to NEES and the Power Company, the following summary describes the principal United States Federal income tax consequences of sales of Shares pursuant to the Offer and the receipt of Special Cash Payments in connection with the approval and adoption of the Proposed Amendment. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Booklet may adversely affect the tax consequences described herein, possibly on a retroactive basis. This summary is addressed to Preferred Shareholders who hold Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to a Preferred Shareholder in light of such Preferred Shareholder's particular circumstances or to Preferred Shareholders subject to special rules (including certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, foreign persons or entities selling Shares pursuant to the Offer who own or have owned, actually or constructively, more than five percent of the outstanding amount of such Shares, Preferred Shareholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Power Company or Preferred Shareholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). Preferred Shareholders should consult their tax advisors with regard to the application of the United States Federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "United States Holder" means an owner of a Share that is (i) for United States Federal income tax purposes a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, or, for taxable years beginning on or before December 31, 1996, in general, any trust, the income of which is subject to United States Federal income taxation regardless of its source; or (iv) for taxable years beginning after December 31, 1996, any trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. A "Non-United States Holder" is a Preferred Shareholder that is not a United States Holder.

TAX CONSIDERATIONS FOR TENDERING PREFERRED SHAREHOLDERS

     Characterization of the Sale. A sale of Shares by a Preferred Shareholder pursuant to the Offer will be a taxable transaction for Federal income tax purposes.

     United States Holders. A United States Holder will recognize gain or loss equal to the difference between the tax basis of such Holder's Shares and the amount of cash received from NEES in exchange therefor. A United States Holder's gain or loss will be long-term capital gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. Capital gain on Shares held by noncorporate taxpayers for more than eighteen months prior to the date of the sale of such Shares will be subject to a reduced tax rate. The distinction between long-term capital gain or loss and short-term gain or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

     NEES will treat a portion of the cash received by a tendering Dividend Series Preferred Shareholder pursuant to the Offer as consideration paid in exchange for the vote of such Dividend Series Preferred Shareholder in favor of the Proposed Amendment, rather than as consideration paid in exchange for its tendered Shares (the Special Cash Payment Equivalent Amount). The Special Cash Payment Equivalent Amount will be equal to the Special Cash Payment a tendering Dividend Series Preferred Shareholder would have been eligible to receive if such Dividend Series Preferred Shareholder had voted in favor of the Proposed Amendment but had not tendered its Shares. While the appropriate characterization of the Special Cash Payment Equivalent Amount for United States Federal income tax purposes is not entirely clear, for Federal income tax withholding and information reporting purposes, NEES will treat the Special Cash Payment Equivalent Amount as ordinary, nondividend income to tendering Dividend Series Preferred Shareholders.

     Non-United States Holders. Any gain realized upon the sale of Shares by a Non-United States Holder pursuant to the Offer generally will not be subject to United States Federal income tax unless (i) such gain is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

     A Non-United States Holder with gain described in clause (i) above will be taxed on the net gain derived from the sale at regular graduated United States Federal income tax rates. If a Non-United States Holder that is a foreign corporation has gain described under clause (i) above, it may also be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Unless an applicable tax treaty provides otherwise, an individual Non-United States Holder described in clause
(ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses (notwithstanding the fact that the individual is not considered a resident of the United States).

     NEES will treat a portion of the cash paid to a tendering Non-United States Holder of Dividend Series Preferred Stock pursuant to the Offer as a Special Cash Payment Equivalent Amount, in the same manner described above under "United States Holders." Subject to certain exceptions to the withholding requirements summarized below with respect to the Special Cash Payments under Tax Considerations of Special Cash Payment -- Non-United States Holders, NEES will treat the Special Cash Payment Equivalent Amount as subject to withholding of United States Federal income tax at a 30% rate.

TAX CONSIDERATIONS FOR NON-TENDERING PREFERRED SHAREHOLDERS

     Non-Tendering Preferred Shareholders, whether or not they receive Special Cash Payments, will not recognize any taxable gain or loss with respect to the Shares as a result of the modification of the Provisions by the Proposed Amendment.

TAX CONSIDERATIONS OF ACCRUED AND UNPAID DIVIDENDS PAYMENT

     Payment of accrued and unpaid dividends received by the tendering Preferred Shareholder with respect to rights to dividends declared prior to the Offer will be treated as dividends to the extent of the Preferred Shareholder's allocable portion of the Power Company's current and accumulated earnings and profits as determined under United States Federal income tax principles and not as proceeds from the sale of such Shares. Such dividend payments will be taxed to the Preferred Shareholder in the same manner as prior dividend payments customarily have been taxed.

TAX CONSIDERATIONS OF SPECIAL CASH PAYMENT

     United States Holders. There is no direct authority concerning the Federal income tax consequences of the receipt of Special Cash Payments. The Power Company will, for information reporting purposes, treat Special Cash Payments as ordinary, non-dividend income to recipient United States Holders.

     Non-United States Holders. The Power Company will treat Special Cash Payments paid to a Non-United States Holder of Shares as subject to withholding of United States Federal income tax at a 30% rate. However, Special Cash Payments that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States are not subject to the withholding tax (provided such Non-United States Holder provides two originals of Internal Revenue Service ("IRS") Form 4224 stating that such Special Cash Payments are so effectively connected), but instead are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected Special Cash Payments received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

     A Non-United States Holder of Shares eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

BACKUP WITHHOLDING

     ANY TENDERING PREFERRED SHAREHOLDER OR DIVIDEND SERIES PREFERRED SHAREHOLDER WHO VOTES IN FAVOR OF THE PROPOSED AMENDMENT (BUT DOES NOT TENDER), AND WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE APPLICABLE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN PREFERRED SHAREHOLDER, FORM W-8 OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF (1) IN THE CASE OF A TENDERING PREFERRED SHAREHOLDER, THE GROSS AMOUNT PAYABLE TO SUCH PREFERRED SHAREHOLDER IN EXCHANGE FOR THE SHARES (INCLUDING THE SPECIAL CASH PAYMENT EQUIVALENT AMOUNT) OR (2) IN THE CASE OF A NON-TENDERING DIVIDEND SERIES PREFERRED SHAREHOLDER WHO VOTES IN FAVOR OF THE PROPOSED AMENDMENT, THE SPECIAL CASH PAYMENT. To prevent backup United States Federal income tax withholding with respect to the purchase price of Shares purchased pursuant to the Offer (including the special cash payment equivalent amount) or the special cash payment, as applicable, a United States Holder must provide the Depositary with the Preferred Shareholder's correct taxpayer identification number and certify that the Preferred Shareholder is not subject to backup withholding of Federal income tax by completing the Substitute Form W-9 included in the applicable Letter of Transmittal. Certain Preferred Shareholders (including, among others, all corporations and certain foreign shareholders) are exempt from backup withholding. For a corporate United States Holder to qualify for such exemption, such Preferred Shareholder must provide the Depositary with a properly completed and executed Substitute Form W-9 attesting to its exempt status. In order for a foreign Preferred Shareholder to qualify as an exempt recipient, the foreign holder must submit a Form W-8, Certificate of Foreign Status, signed under penalties of perjury, attesting to that Preferred Shareholder's exempt status. A copy of Form W-8 may be obtained from the Depositary.

     Unless a Preferred Shareholder provides the appropriate certification, under the applicable law and regulations concerning "backup withholding" of United States Federal income tax, the Depositary will be required to withhold and will withhold, 31% of the gross amount otherwise payable to such Preferred Shareholder or other payee. The amount of any backup withholding from a payment to a Preferred Shareholder will be allowed as a credit against such Preferred Shareholder's United States Federal income tax liability and may entitle such Preferred Shareholder to a refund, provided that the required information is furnished to the IRS. However, backup withholding is not required for amounts subject to withholding discussed above under Tax Considerations for Tendering Preferred Shareholders -- Non-United States Holders and Tax Considerations of Special Cash Payments -- Non-Untied States Holders.

                           SOURCE AND AMOUNT OF FUNDS

     Assuming that NEES purchases all outstanding Shares of each Series of Preferred pursuant to the Offer, the total amount required by NEES to purchase such Shares will be approximately $40 million exclusive of the payment of accrued but unpaid dividends, but including fees and other expenses. NEES intends to fund the Offer through the use of its general funds (which, in the ordinary course, include funds from the Power Company) and possibly funds borrowed pursuant to NEES's committed lines of credit, including any bank revolving credit agreements. The interest rates on any such borrowing will depend upon the timing and amount of borrowings and market rates at that time. NEES currently has regulatory authority to borrow $100 million and is seeking to increase that amount. NEES has not had occasion to borrow money for a number of years.

     The Power Company sells commercial paper directly to commercial paper dealers who reoffer the commercial paper to investors.

               TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

     Each of NEES and the Power Company has been advised by its directors and executive officers that no directors or executive officers of the respective companies own any Shares. Based upon the companies' records and upon information provided to each company by its directors and executive officers, neither company nor, to the knowledge of either, any of their subsidiaries, affiliates, directors, or executive officers, or any associates of the foregoing, has engaged in any transactions involving Shares during the 40 business days preceding the date hereof. Neither company nor, to the knowledge of either, any of their directors or executive officers or any associate of the foregoing is a party to any contract, arrangement, understanding, or relationship relating directly or indirectly to the Offer with any other person or entity with respect to any securities of the Power Company.

                       FEES AND EXPENSES PAID TO DEALERS

DEALER MANAGER FEES

     Merrill Lynch will act as the Dealer Manager for NEES in connection with the Offer. NEES has agreed to pay the Dealer Manager a fee of $0.50 per Share for any Shares tendered, accepted for payment, and paid for pursuant to the Offer and a fee of $0.50 per Share for any Shares that are not tendered pursuant to the Offer but which vote in favor of the Proposed Amendment. The Dealer Manager will also be reimbursed by NEES for its reasonable out-of-pocket expenses, including attorneys' fees, and will be indemnified against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. The Dealer Manager has rendered, is currently rendering, and is expected to continue to render various investment banking and other advisory services to NEES and the Power Company. The Dealer Manager has received, and will continue to receive, customary compensation from NEES and the Power Company for such services. NEES has retained IBJ Schroder Bank & Trust Company as Depositary and Georgeson & Company, Inc. as Information Agent in connection with the Offer. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for reasonable out-of-pocket expenses, including attorney fees. Neither the Depositary nor the Information Agent has been retained to make solicitations or recommendations in connection with the Offer.

SOLICITED TENDER FEES

     Upon the terms and subject to the conditions of the Offer and pursuant to Instruction 10 of the accompanying Letter of Transmittal and Proxy, NEES will pay to designated brokers and dealers a solicitation fee of $1.50 per Share for any Shares tendered, accepted for payment, and paid for pursuant to the Offer and for each share of Dividend Series Preferred Stock not tendered but voted in favor of the Proposed Amendment (except that for transactions for beneficial owners equal to or exceeding 2,500 Shares, NEES will pay a solicitation fee of $1.00 per Share, of which eighty percent (80%) shall be paid to the Dealer Manager and twenty percent (20%) to the Soliciting Dealer (which may be the Dealer Manager)). With respect to fees payable pursuant to this paragraph involving transactions for beneficial owners whose ownership is less than 2,500 Shares, any fees payable hereunder shall be paid in full to the Dealer Manager unless a Soliciting Dealer is designated (as described below), in which case such fee shall be payable in full to such designated Soliciting Dealer (which designated Soliciting Dealer may be the Dealer Manager). The Letter of Transmittal and Proxy must include the name of an entity which obtained the tender or proxy and which is either (a) a broker or dealer in securities, including the Dealer Manager in its capacity as a broker or dealers, which is a member of any national securities exchange or of the National Association of Securities Dealers, Inc. (NASD), (b) a foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (c) a bank or trust company (each of which is referred to herein as a Soliciting Dealer). No solicitation fee shall be payable to a Soliciting Dealer with respect to the tender of Shares or delivery of a proxy unless the Letter of Transmittal and Proxy accompanying such tender or delivery of a proxy designates such Soliciting Dealer. No solicitation fee shall be payable to a Soliciting Dealer in respect of Shares registered in the name of such Soliciting Dealer unless such Shares are held by such Soliciting Dealer as nominee and such Shares are being tendered or delivered for the benefit of one or more beneficial owners identified on the Letter of Transmittal and Proxy or on the Notice of Solicited Tenders. No solicitation fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No solicitation fee shall be paid to a Soliciting Dealer with respect to Shares tendered or delivered for such Soliciting Dealer's own account. A Soliciting Dealer shall not be entitled to a solicitation fee for Shares beneficially owned by such Soliciting Dealer. No broker, dealer, bank, trust company, or other nominee shall be deemed to be the agent of NEES, the Power Company, the Depositary, the Information Agent, or the Dealer Manager for purposes of the Offer.

     Soliciting Dealers will include any of the organizations described in clauses (a), (b), and (c) above even when the activities of such organizations in connection with the Offer consist solely of forwarding to clients materials relating to the Offer, including the Letter of Transmittal and Proxy, and tendering Shares or delivering a proxy as directed by beneficial owners thereof. No Soliciting Dealer is authorized to make any recommendation to holders of Shares as to whether to tender or refrain from tendering in the Offer. No assumption is made, in making payment to any Soliciting Dealer, that its activities in connection with the Offer included any activities other than those described above, and for all purposes noted in all materials relating to the Offer, the term "solicit" shall be deemed to mean no more than processing Shares tendered or forwarding to customers materials regarding the Offer.

STOCK TRANSFER TAXES

     NEES will pay all stock transfer taxes, if any, payable on account of the acquisition of Shares by NEES pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized pursuant to Instruction 6 of the accompanying Letter of Transmittal and Proxy.

                        SUMMARY OF FINANCIAL INFORMATION

     Set forth below is certain historical financial information of the Power Company and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited financial statements included in the Power Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the unaudited consolidated financial statements included in the Power Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

CONDENSED INCOME STATEMENT DATA:

                                                                   (UNAUDITED)
                                                                               SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,            JUNE 30,
                                               -------------------------     ---------------------
                                                  1996           1995          1997         1996
                                               ----------     ----------     --------     --------
                                                           (THOUSANDS, EXCEPT RATIOS)
Operating Revenues...........................  $1,600,309     $1,570,539     $834,097     $775,461
Operating Income.............................     203,761        185,413       80,680       94,905
Allowance for Borrowed and Equity Funds
  Used During Construction (credit)..........        (591)       (19,225)        (651)        (267)
Net Income...................................     152,483        151,427       57,460       67,741
Preferred Stock Dividend Requirements........       2,574          3,433        1,037        1,536
Earnings Applicable to Common Stock..........     149,909        147,994       56,423       66,205
Ratio of Earnings to Fixed Charges...........        5.19           4.99         5.23(a)      5.17(a)

---------------
(a) Ratio for the twelve months ended June 30.

CONDENSED BALANCE SHEET DATA (AT END OF PERIOD):

                                                                  (UNAUDITED)
                                                  DECEMBER 31,                    JUNE 30,
                                            -------------------------     -------------------------
                                               1996           1995           1997           1996
                                            ----------     ----------     ----------     ----------
                                                                  (THOUSANDS)
ASSETS:
Net Utility Plant in Service..............  $1,873,457     $1,908,697     $1,876,155     $1,883,431
Construction Work in Progress.............      36,836         41,566         25,142         59,028
Cash and Cash Equivalents.................       3,046          2,607            738            251
Other Current Assets......................     329,996        348,516        351,684        353,192
Other Assets..............................     404,380        346,957        374,703        325,189
                                            ----------     ----------     ----------     ----------
                                            $2,647,715     $2,648,343     $2,628,422     $2,621,091
                                            ==========     ==========     ==========     ==========
LIABILITIES:
Common Equity.............................  $  906,205     $  889,136     $  898,129     $  890,060
Cumulative Preferred Stock................      39,666         60,516         39,666         45,516
Long-term Debt (less amounts due within
  one year)...............................     733,006        735,440        647,613        735,900
Current Liabilities.......................     285,641        355,953        369,822        351,653
Other Liabilities.........................     683,197        607,298        673,192        597,962
                                            ----------     ----------     ----------     ----------
                                            $2,647,715     $2,648,343     $2,628,422     $2,621,091
                                            ==========     ==========     ==========     ==========

           CERTAIN INFORMATION REGARDING NEES AND THE POWER COMPANY;
                           INCORPORATION BY REFERENCE

     The Power Company, a Massachusetts corporation qualified to do business as a foreign corporation in the states of New Hampshire, Vermont, Maine, Connecticut, and Rhode Island, is a wholly owned subsidiary of NEES. The Power Company's business is principally generating, purchasing, transmitting, and selling electric energy in wholesale quantities. In 1996, 95% of the Power Company's all-requirement revenue from the sale of electricity was derived from sales for resale to affiliated companies and 5% from sales for resale to municipal and other utilities. See Purpose of the Offer, Proposed Amendment, and Proxy Solicitation -- Industry Restructuring.

     NEES and the Power Company are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Such reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The SEC maintains a Web site at http://www.sec.gov containing reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC, including NEES and the Power Company. Reports, proxy materials, and other information about NEES are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In connection with the Offer NEES has filed an Issuer Tender Offer Statement on Schedule 13E-4 with the SEC that includes certain additional information relating to the Offer. NEES's Schedule 13E-4 will not be available at the SEC's regional offices.

     The following documents, which have heretofore been filed by NEES and the Power Company with the SEC pursuant to the Exchange Act, are incorporated by reference herein and shall be deemed a part hereof:

          (1) Annual Report on Form 10-K for the year ended December 31, 1996, which contains or incorporates by reference financial statements and financial statement schedules of NEES and the Power Company as of December 31, 1996, and for each of the three years in the period ended December 31, 1996, and incorporates by reference or includes the related reports of Coopers & Lybrand, independent certified public accountants;

          (2) Quarterly reports on Form 10-Q for NEES for the quarters ended March 31, 1997 and June 30, 1997;

          (3) Quarterly reports on Form 10-Q for the Power Company for the quarters ended March 31, 1997 and June 30, 1997;

          (4) Reports on Form 8-K for NEES for the periods ended April 14, 1997, May 20, 1997, and August 6, 1997; and

          (5) Reports on Form 8-K for the Power Company for the periods ended April 14, 1997, May 20, 1997, and August 6, 1997.

     All reports filed by NEES and the Power Company with the SEC pursuant to these sections subsequent to the date of this Booklet and prior to the Expiration Date (or any extension thereof) shall be incorporated herein by reference and shall be deemed a part hereof on the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Booklet to the extent that a statement contained herein or in any other subsequently filed documents which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Booklet.

     NEES and the Power Company hereby undertake to provide without charge to each person to whom a copy of this Booklet has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Booklet, other than exhibits to such documents. Written or oral requests for such copies should be directed to the Treasurer,

New England Power Company, 25 Research Drive, Westborough, Massachusetts 01582, telephone (508) 389-2000.

     The information relating to NEES and the Power Company contained in this Booklet does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference.

                                 MISCELLANEOUS

     The Offer is not being made to, nor will NEES accept tenders from, owners of Shares in any jurisdiction in which the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. NEES is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If NEES becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, NEES will make a good faith effort to comply with such law. If, after such good faith effort, NEES cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the owners of Shares residing in such jurisdiction. In any jurisdiction in which the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on NEES's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                                     NEW ENGLAND ELECTRIC SYSTEM
                                                       NEW ENGLAND POWER COMPANY

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefore.

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